Filed by Time Warner Cable Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No. 001-33335)

The following communication was made available on Time Warner Cable Inc. websites on April 11, 2014:

The Senate Judiciary Committee held a public hearing on the merger of Comcast and Time Warner Cable on Wednesday, April 9, 2014. Time Warner Cable Executive Vice President and Chief Financial Officer Artie Minson testified before the Committee on the merger and its impact on consumers.

Here is the full text of Minson’s statement:

Mr. Chairman and Members of the Committee, thank you for the opportunity to speak with you today.  My name is Arthur Minson, and I am Executive Vice President and Chief Financial Officer of Time Warner Cable. I am pleased to be here to discuss the proposed transaction between Comcast and Time Warner Cable.

Let me start by saying that I share David’s view that the combination of our two companies will bring substantial benefits to our customers, our employees, and the local communities we serve.

Cable companies operate in an incredibly dynamic marketplace and we face robust competition from a wide range of sophisticated national and global powerhouses.

We compete to develop the most innovative products and services, to attract and retain both customers and employees and to access funding for our ongoing operating and capital investments.  As a result, we must adapt in order to succeed.

As Chief Financial Officer, one of my responsibilities is overseeing our allocation of capital, both human capital as well as investments in our products, services and physical infrastructure.  We have invested billions in capital expenditures and made significant strides in developing and offering innovative new products and services for our customers.

But when the opportunity to combine with Comcast arose, we knew it would be a game-changer.  By joining our complementary technological strengths, and creating greater scale, the transaction will allow the combined company to bring next generation video, broadband and voice services to customers faster than either company could do on its own.

Let me provide some examples of the benefits our customers will see as a result of this transaction.  Time Warner Cable recently announced plans to invest billions of dollars over the next three years to upgrade our network.  Comcast has already completed similar upgrades to its network.  As a combined company, our subscribers will capitalize on Comcast’s experience to accelerate the roll out of these consumer benefits across the entire Time Warner Cable footprint.

The transaction will also benefit the business market.  Greater scale will enable the combined company to offer more advanced services to our existing small- and medium-sized business customers and also offer a competitive alternative to larger businesses in the regional and national marketplace.  Given our limited geographic footprint, we have been hindered in our ability to compete with national telecom providers in serving multi-regional and national enterprise customers.

After the transaction, the greater coverage of the combined company will encompass significantly more multi-regional business locations, allowing us to compete more aggressively and provide better alternatives for businesses than either Time Warner Cable or Comcast could accomplish alone.

Let me conclude by saying that we believe this transaction will create a world-class provider of video, broadband, and voice products and services, resulting in greater competition and consumer choice in this already robust marketplace.  Thank you for the opportunity to appear before you today.  I look forward to answering your questions.

Important Information for Investors and Shareholders

In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the Securities and Exchange Commission (the “SEC”), a preliminary form of Comcast registration statement on Form S-4 that includes a preliminary joint proxy statement of Comcast and Time Warner Cable that will also constitute a prospectus of Comcast. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable are available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.